Exhibit 1

PRESS RELEASE

Cyren Recognized on CRN’s 2018 Security 100 List

McLean, VA – March 6, 2018 – Cyren (NASDAQ: CYRN) announced today that CRN®, a brand of The Channel Company, has named Cyren to its annual Security 100 list. This project recognizes the coolest security vendors in each of five categories: Endpoint Security; Identity Management and Data Protection; Network Security; SIEM and Security Analytics; and Web, Email and Application Security. The companies on CRN’s Security 100 list have demonstrated creativity and innovation in product development as well as a strong commitment to delivering those offerings through a vibrant channel of solution providers.

In addition to recognizing security technology vendors for outstanding products and services, the Security 100 list serves as a valuable guide for solution providers trying to navigate the IT security market. The list aids prospective channel partners in identifying the vendors that can best help them improve or expand their security offerings.

Recognized in the Web, Email and Application Security category of this year’s CRN Security 100, Cyren integrates several important internet security capabilities—web security, email security, email archiving, DNS security and cloud sandboxing—on a single globally-operated security-as-a-service platform. All SaaS services offered on the Cyren Cloud Security platform have been developed from the ground up as a partner-friendly multi-tenant cloud offering that flexibly allows provisioning and multi-level administration by Cyren MSP and reseller partners. Cyren’s platform operates at cloud scale, processing over 25 billion transactions and blocking 300 million threats daily.

“The core elements of today’s businesses, both large and small, depend upon robust and reliable cybersecurity solutions,” said Bob Skelley, CEO of The Channel Company. “Unprecedented streams of data, the sweeping transition to cloud computing, vast networks of wireless systems, the rapidly growing Internet of Things—all these advances necessitate increasingly complex and adaptive security measures. CRN’s 2018 Security 100 list recognizes top vendors that are meeting this extraordinary demand with the most innovative security technologies on the market, enabling businesses to grow uninterrupted.”

“Cyren is honored to be named to CRN’s Security 100 list as one of the most innovative security companies in the Web, Email and Application Security category,” said Mickey DiPietro, SVP Sales at Cyren. “Cyren has a strong commitment to the channel, and our partners know that they can be successful and keep customers secure using Cyren’s 100% SaaS services to stop cyber threats before they reach users.”

The Security 100 list will be featured in the April 2018 issue of CRN and online at www.crn.com/security100.

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@TheChannelCo names @CyrenInc to @CRN 2018 Security 100 list #CRNSecurity100 www.crn.com/security100

About the Channel Company

The Channel Company enables breakthrough IT channel performance with our dominant media, engaging events, expert consulting and education, and innovative marketing services and platforms. As the channel catalyst, we connect and empower technology suppliers, solution providers and end users. Backed by more than 30 years of unequaled channel experience, we draw from our deep knowledge to envision innovative new solutions for ever-evolving challenges in the technology marketplace. Visit www.thechannelco.com and follow us on Twitter, LinkedIn and Facebook.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: www.cyren.com/blog
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

CRN and The Channel Company logo are registered trademarks of The Channel Company, LLC. All rights reserved.

Channel Company Contact:

Melanie Turpin

The Channel Company

(508) 416-1195

mturpin@thechannelco.com

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com